[LETTERHEAD OF LORD BISSELL BROOK LLP]

January 12, 2005	David R. Decker 213.687.6778 Fax: 213.341.6778 ddecker@lordbissell.com

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	CardioVascular BioTherapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Registration No. 333-119199

Ladies and Gentlemen:

Enclosed for filing on behalf of CardioVascular BioTherapeutics, Inc., is Amendment No. 2 to the Registrant’s Registration Statement on Form S-1. A copy of the manually signed amendment will be maintained on file at the Registrant for five years. In order to assist the Division of Corporation Finance’s review of Amendment No. 2, we wish to provide the following responses to comments raised in the Staff letter, dated December 13, 2004, from Jeffrey Reidler, Assistant Director, to Daniel C. Montano, Chief Executive Officer of the Registrant.

The balance of this letter is organized in accordance with captions set forth in Mr. Reidler’s letter. By overnight courier, we are also providing five courtesy copies of the Amendment marked to show changes. The location of the responses to the comments will be annotated in the margin of the courtesy copies of the Amendment. Unless otherwise noted, all page references are to pages contained in the Prospectus which is a part of the Amendment. Unless otherwise indicated, use of “we” or “our” in the responses to comments refers to the Registrant.

Prospectus Cover Page

1.	Your original filing stated you had applied for quotation on the Nasdaq National Market under the symbol “CVBT.” We note you have deleted this information in amendment 1. Please advise us of the status of your application for quotation on Nasdaq.

We have withdrawn our application for quotation on Nasdaq. Our common stock will not be listed on a national exchange initially. We have applied for listing on the Pacific Exchange and, based on recent conversations with their listing staff, we expect acceptance of

[LETTERHEAD OF LORD BISSELL BROOK LLP]

Securities and Exchange Commission

January 12, 2005

that application for Tier 2 of that Exchange on or about January 20, 2005. We have so disclosed on the cover page of the Prospectus and on page 67 of the Amendment.

2.	We note your response to comment 2. Your prospectus should include a bona fide price or price range. If you believe your securities may be sold for up to $11 per share, please revise to provide a price range that encompasses both the anticipated $10 per share and the potential $11 per share. Calculating the fee based on an alternative a price that differs from the anticipated price or is outside of the stated range implies that the price is not a bona fide estimate. Please note that the range may not exceed $2 if you price below $20 and 10% if you price above $20.

The price will be $10 per share. We have revised the table on the cover page of the Registration Statement and the table in Item 13 on page II-1 of the Amendment based on the filing fee in effect at the time of the original filing. The number of underwriter warrants has decreased to 75,000 from 300,000. Due to that reduction, the revision in exercise price for the warrant to 125% of the IPO price, and the reduction in the IPO price per share to $10, the fee is reduced.

Prospectus Summary, page 1

3.	We note that if the Phase I trial is successful, you will apply to the FDA to conduct a Phase III pivotal trial. Since, as you state in your response to comment 3, “the FDA sees [your] current trial as primarily a safety study,” please disclose that going directly to a Phase III trial is not the typical procedure, and it is possible the FDA will require you to perform an additional trial before proceeding to Phase III.

We have revised page 1 of the Amendment in accordance with this comment. A minor conforming change has also been made to page 37 of the Amendment.

Prior activities of our Chief Executive Officer, as well as certain conflicts . . ., page 8

4.	We note the revisions you made pursuant to comment 24. Please clarify how Mr. Montano “controls an additional 7.9%” besides his 27.8% voting control.

We have revised page 9 of the Amendment in accordance with this comment.

Capitalization, page 19

5.	We noted your response to our prior comment 46. It appears that the deferred offering costs of $305,190 would be included in the estimated offering expenses payable of $530,000 as noted on page 18. Hence, these costs are counted twice. Please advise or revise.

We have revised the Capitalization table on page 20 of the Amendment in accordance with this comment.

[LETTERHEAD OF LORD BISSELL BROOK LLP]

Securities and Exchange Commission

January 12, 2005

6.	In addition, on page 20 it is still unclear how the increase in stockholders’ equity (deficit) of $15.7 million was derived and why deferred financing costs would impact this calculation. Please advise or revise.

We have corrected the table on page 21 of the Amendment in accordance with this comment.

Business Overview, page 34

7.	We reissue comment 10 in part. We acknowledge Dr. Stegmann’s second study did not involve a control group. For each finding you mention in your filing that is based on the first study, please provide measurements for the control group as compared to the group actually receiving the medication, and disclose what statistical analysis was performed and the degree of statistical significance found as measured by the p-values obtained. This request applies to the three-month and three-year results mentioned in the fourth paragraph of this discussion, as well as any findings mentioned in the bullet points at the bottom of page 34 that are based on the first study. To the extent you need to use technical language in the discussion, you should define the technical terms. Also, revise the discussion of the studies as follows:

•	Explain how you defined “significant” for purposes of the fourth and fifth bullet points. If you are referring to statistical significance, state the p-value.

•	Balance the current discussion of the study’s successes with a discussion of any negative findings from the study. For example, based on the figures and percentages you have disclosed, it appears that some of the patients did not experience benefits from the drug. Please discuss these patients’ situations. Also, if either of the two studies failed to meet any of their endpoints, discuss that fact.

We have revised the Business – Overview section at page 35 and 36 of the Amendment in accordance with these comments.

Clinical Trials, page 35

8.	We note the discussion of your agreement with C2R pursuant to comments 16 and 51. Please also disclose the duration of this agreement and its termination provisions.

The disclosure at page 37 of the Amendment has been revised in accordance with this comment.

9.	We note the discussion of your agreement with Catheter Disposable Technologies on page 36 pursuant to comments 51 and 56. Please explain what an “anchor system” is. Also, state when you expect delivery of the second prototype and its expected cost.

[LETTERHEAD OF LORD BISSELL BROOK LLP]

Securities and Exchange Commission

January 12, 2005

The disclosure at page 38 of the Amendment has been revised in accordance with this comment.

Business Strategy, page 36

10.	We note your response to comment 51. Please supplementally confirm that there were no up front or annual payments related to any of the agreements described in the prospectus.

We hereby confirm that there were no up front or annual payments related to any of the agreements described in the prospectus.

Peripheral Vascular Disease, page 38

11.	We note the information about your agreements with DaVinci Biomedical Research Products you added in response to comment 51. To the extent known, please clarify when each of the three studies is expected to be completed. Also, describe the termination provisions of these agreements.

We have added the disclosure requested on page 41 of the Amendment. Supplementally, our agreements with DaVinci do not contain termination provisions. Once DaVinci has completed the contracted services, its contractual obligation to perform is satisfied. Once we have paid the contracted amount, our contractual obligation to perform is also completed.

Research and Development, page 40

12.	Based on the discussion of your relationship with MPI Research and on the agreement that is filed as Exhibit 10.14, it appears you have one “Master Agreement” that sets forth the general terms of your relationship with MPI, and each individual study MPI Research does for you is governed by a separate “Services Agreement.” Please file the Master Services agreements that are material or tell us why you believe they are not required to be filed.

The Master Agreement was filed as Exhibit 10.14 to Amendment No. 1. There is no such thing as a “Master Services agreement” in regard to the MPI agreements.

•	Please tell us whether MPI has done any studies for you besides the study described at the bottom of page 40. If MPI has done additional studies for you, please discuss them in your filing to the extent material.

MPI commenced a second study for us in January 2005. We have disclosed the details of this study on page 42 of the Amendment.

[LETTERHEAD OF LORD BISSELL BROOK LLP]

Securities and Exchange Commission

January 12, 2005

•	When you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you should file the entire agreement, including all exhibits, addendums, etc. We note the Master Agreement incorporates by reference Exhibit A to the Services Agreement, and the amount you were obligated to pay MPI is set forth in the “Services Agreement Addendum.” Please file all Services Agreements you have entered into with MPI, including Exhibit A and all addendums.

Notwithstanding the wording of the MPI Master Agreement, there is no “Service Agreement” or “Exhibit A” relating to the MPI Master Agreement. There are two addenda to the Master Agreement which are called Services Agreement Addendum No. 1 and Services Agreement Addendum No. 2. for separate specific studies. These are filed with this Amendment as Exhibits 10.14(a) and 10.14(b), and the studies are described at page 42.

Patents and Proprietary Technology

13.	Please revise the discussion of your agreement with Phage to disclose whether you owned the U.S. and foreign patent rights to Phage prior to the agreement with Phage, if Phage owned the rights prior to the agreement, or if you, acting together, acquired them from a third party. If either one of you owned the rights prior to the agreement, please revise to disclose the consideration given in exchange for the half ownership interest in the rights. If the consideration consisted of anything other than cash, please describe the nature of the consideration and its value.

The disclosure on page 44 of the Amendment has been revised in accordance with this comment.

14.	We note your statement that you entered into the agreement in order to protect yourself from issues arising research that might be conducted by Phage on your behalf that could have possible adverse effects on patentability of findings. Please explain the types of issues you refer to and how the agreement protects you. Additionally, explain whether you enter into similar agreements with other parties conducting research on your behalf.

The disclosure on page 44 of the Amendment has been revised in accordance with this comment.

Underwriting, page 62

15.	We note your response to comment 84. Please revise the first sentence of the fourth paragraph on page 63 to delete the reference to First Dunbar’s “designees.”

The disclosure at page 66 of the Amendment has been revised in accordance with this comment.

[LETTERHEAD OF LORD BISSELL BROOK LLP]

Securities and Exchange Commission

January 12, 2005

Financial Statements

Statements of Operations, page F-4

16.	Please supplementally tell us why the related parties research and development amounts decreased from inception to December 31, 2003 ($1.91 million) in comparison to inception to September 30, 2004 ($1.79 million).

We have revised the disclosure to correct an error. See page F-4 of the Amendment.

17.	Net loss for the nine months ended September 30, 2003 is presented as income instead of a loss. Please advise or revise.

We have revised the disclosure at page F-7 to include the inadvertently deleted brackets for a loss.

Statement of Cash Flows, page F-7

18.	We note the line item entitled “Proceeds from notes payable issued under Reg D.” Please explain to us why you believe this characterization is appropriate in light of the disclosure in paragraph (iii) on page 11-3 that “[t]echnical compliance with Regulation D was not achieved” in this offering.

We have revised the referenced line item on page F-7 in accordance with this comment.

Note 7 – Convertible Notes Payable, page F-18

19.	We acknowledge your response to our prior comment 96. Please tell us supplementally why the debt maturities for 2006 decreased from $7.2 million to $5.2 million from December 31, 2003 to September 30, 2004.

During the fourth quarter of 2003 we issued approximately $1.929 million of convertible notes. The notes issued had a three year maturity. The first column in question is for maturities of convertible notes during the year ended December 31, 2006, in which year $7.176 million of notes are scheduled to mature. The second column in question is for maturities of convertible notes during the twelve months ended September 30, 2006, in which 12 month period $5.247 million of notes are scheduled to mature.

Exhibit 5: Opinion re Legality

20.	We note you filed a new legality opinion with your amendment pursuant to comment 104. Please supplementally confirm to us that the reference to “Delaware General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. See section VIII.A.14 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects” (Nov. 14, 2000), which can be accessed from www.sec.gov.

[LETTERHEAD OF LORD BISSELL BROOK LLP]

Securities and Exchange Commission

January 12, 2005

Lord Bissell & Brook LLP confirms that its reference to “Delaware General Corporation Law” in its opinion includes the statutory provisions, as well as applicable provisions of the Delaware Constitution and reported judicial interpretation of these laws.

21.	We note the new opinion does not address the warrants you will sell to First Dunbar nor the shares underlying the warrants. Please provide a new opinion that addresses all securities covered by this registration statement. The opinion should state whether the shares of common stock will be legally issued, filly paid, and nonassessable, and whether the warrants will be a legal, binding obligation for the company.

The opinion has been revised in accordance with this comment. See Exhibit 5.1 filed with the Amendment.

We believe that this letter and the accompanying Amendment No. 2 are fully responsive to the Staff’s comments. We look forward to your prompt review of the Amendment. If it would expedite your process, we would be happy to take comments by telephone. We and our underwriter are prepared to request acceleration as soon as we have heard from you that the Staff has no further comments that will require an additional amendment. We are in the process of qualifying/registering in certain states and, when all is ready, we will coordinate the actual effective date with you. Subject to coordination of the actual date, our target for effectiveness is the first week of February.

Please feel free to contact the undersigned at 213-687-6778 (ddecker@lordbissell.com) or Kristine Lefebvre at 213-687-6735 (klefebvre@lordbissell.com).

Sincerely,

David R. Decker

cc:  Daniel C. Montano, CardioVascular BioTherapeutics, Inc.

Mickael A. Flaa, CardioVascular BioTherapeutics, Inc.

Kristine Lefebvre, Lord Bissell &Brook, LLP

Kenneth Koch, Esq., Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.

Jeffrey Schultz, Esq., Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.